SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CRAFT BREW ALLIANCE, INC.

(Name of the Issuer)

Craft Brew Alliance, Inc.

Barrel Subsidiary, Inc.

Anheuser-Busch Companies, LLC

(Names of Persons Filing Statement)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

757473103

(CUSIP Number of Class of Securities)

Craft Brew Alliance, Inc.	Anheuser-Busch Companies, LLC
929 North Russell Street	One Busch Place
Portland, OR 97227-1733	St. Louis, MO 63118
Phone: (503) 331-7270	Phone: (314) 577-2000
Attn: Marcus Reed	Attn: Thomas Larson

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to

Wachtell, Lipton, Rosen & Katz	Sullivan & Cromwell LLP
51 West 52nd Street	125 Broad Street
New York, NY 10019	New York, NY 10004
(212) 403-1000	(212) 558-4000
Attn: Mark Gordon	Attn: Frank J. Aquila & George J. Sampas

This statement is filed in connection with (check the appropriate box):

a. ☒                     The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐                       The filing of a registration statement under the Securities Act of 1933.

c. ☐                        A tender offer.

d. ☐                       None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Aggregate merger consideration*	$328,162,196.52	Amount of filing fee**	$42,595.45

*                 The aggregate merger consideration was calculated as the sum of (a) 19,494,150 shares of CBA common stock multiplied by the merger consideration of $16.50 per share, (b) 264,798 shares of CBA common stock underlying outstanding stock options multiplied by the merger consideration of $16.50 per share less the $9.76 weighted average exercise price of the outstanding stock options, and (c) 286,302 shares of CBA common stock underlying outstanding restricted stock units, assuming settlement of outstanding performance-based performance restricted stock units based on maximum performance, multiplied by the merger consideration of $16.50 per share.

**          In accordance with Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.0001298 by the aggregate merger consideration.

☒          Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$42,595.45	Filing Party:	Craft Brew Alliance, Inc.
Form or Registration No.:	Schedule 14A	Date Filed:	December 20, 2019

Introduction

This Amendment No. 2 to the Transaction Statement on Schedule 13E-3 (“Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (i) Craft Brew Alliance, Inc. (“CBA”); (ii) Anheuser-Busch Companies, LLC, a Delaware limited liability company (“Parent”) and (iii) Barrel Subsidiary, Inc. (“Merger Sub”), a Washington corporation (each of (i) through (iii) a “Filing Person,” and collectively, “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of November 11, 2019 (as it may be amended from time to time, the “merger agreement”), by and among CBA, Parent and Merger Sub.  If the merger agreement is adopted by CBA’s stockholders and the other conditions under the merger agreement are either satisfied or waived, Merger Sub will be merged with and into CBA, the separate corporate existence of Merger Sub will cease and CBA will continue its corporate existence under Washington law as the surviving corporation in the merger (which we refer to as the “merger”).  Upon completion of the merger, each share of CBA’s common stock, par value $0.005 per share (which we refer to as a “share,” or collectively, the “shares”) (other than (i) shares of CBA common stock owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent and shares of CBA common stock owned by the Company or any direct or indirect wholly owned subsidiary of the Company, and in each case not held on behalf of third parties and (ii) shares of CBA common stock that are owned by shareholders of the Company (other than Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent) who do not vote in favor of the merger agreement (or consent thereto in writing) and who exercise dissenters’ rights when and in the manner required under Chapter 23B.13 of the Washington Business Corporation Act) will be converted into the right to receive $16.50 per share in cash, without interest.  Following the completion of the merger, the shares of CBA common stock will no longer be publicly traded, and holders of such shares of CBA common stock that have been converted will cease to have any ownership interest in CBA.

Concurrently with the filing of this Transaction Statement, CBA is filing with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which CBA’s board of directors is soliciting proxies from stockholders of CBA in connection with the merger.  The Proxy Statement is attached hereto as Exhibit (a)(1).  A copy of the merger agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.  Terms used, but not defined in this Transaction Statement, have the meanings assigned to them in the Proxy Statement.

The special committee of the board of directors of CBA, consisting solely of independent directors of CBA who are neither affiliated with nor appointed by Parent or its affiliates, evaluated the merger in consultation with CBA’s management and legal and financial advisors and unanimously (a) determined that the terms of the merger agreement and the transactions contemplated by it, including the merger, were fair to, and in the best interests of, CBA and the holders of shares of CBA common stock (other than Parent, Merger Sub and their affiliates), (b) determined that it was advisable and in the best interests of CBA and the holders of shares of

CBA common stock (other than Parent, Merger Sub and their affiliates) to enter into the merger agreement, and (c) recommended that the board of directors of CBA approve and authorize the merger agreement and the merger.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement.  The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the merger is a going private transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that CBA is “controlled” by any of the Filing Persons and/or their respective affiliates.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1.                                 Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

Item 2.                                 Subject Company Information

Regulation M-A Item 1002

(a) Name and address.  CBA’s name, and the address and telephone number of its principal executive offices are:

Craft Brew Alliance, Inc.
929 North Russell Street
Portland, OR 97227-1733
Phone: (503) 331-7270

(b) Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger—What vote is required for the Company’s shareholders to adopt the Merger Agreement Proposal?”

“The Special Meeting—Record Date and Quorum”

(c) Trading market and price.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Market Price of Common Stock and Dividends”

(d) Dividends.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Market Price of Common Stock and Dividends”

“The Merger Agreement—Conduct of Our Business Pending the Merger”

(e) Prior public offerings.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Prior Public Offerings”

(f) Prior stock purchases.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding the Company—Certain Transactions in the Shares of CBA Common Stock”

Item 3.                                 Identity and Background of Filing Person

Regulation M-A Item 1003

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

(a) – (b) Name and Address of Each Filing Person; Business and Background of Entities.

“Summary Term Sheet—Parties to the Merger”

“Parties to the Merger”

“Other Important Information Regarding the A-B Parties—Identity and Background of Parent and Merger Sub—Parent”

“Other Important Information Regarding the A-B Parties—Identity and Background of Parent and Merger Sub—Merger Sub”

“Where You Can Find More Information”

(c) Business and Background of Natural Persons.

“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

“Other Important Information Regarding the A-B Parties—Identity and Background of Parent and Merger Sub—Directors and Executive Officers of Parent”

“Other Important Information Regarding the A-B Parties—Identity and Background of Parent and Merger Sub—Directors and Executive Officers of Merger Sub”

“Where You Can Find More Information”

Item 4.                                 Terms of the Transaction

Regulation M-A Item 1004

(a) Material terms.

(1) Tender offer.  Not Applicable

(2) Merger and Similar Transactions.

(i) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Effective Time of the Merger”

“Special Factors—Payment of Merger Consideration”

“The Merger Agreement—Conditions to the Merger”

(ii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Payment of Merger Consideration”

“The Merger Agreement—Treatment of Common Stock, Stock-Based Awards and Performance Awards”

(iii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the A-B Parties for the Merger”

(iv) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“The Merger Agreement—Shareholders Meeting”

“The Special Meeting—Vote Required”

(v) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger”

(vi) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Accounting Treatment”

(vii) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

(b) Purchases.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

(c) Different terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“The Merger Agreement—Treatment of Common Stock, Stock-Based Awards and Performance Awards”

(d) Appraisal rights.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Dissenters’ Rights”

“Special Factors—Dissenters’ Rights”

(e) Provisions for unaffiliated security holders.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Provisions for Unaffiliated Shareholders”

(f) Eligibility for listing or trading.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Delisting and Deregistration of Common Stock”

Item 5.                                 Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a)(1) – (2) Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“The Merger Agreement—Treatment of Common Stock, Stock-Based Awards and Performance Awards”

“Other Important Information Regarding the Company—Certain Transactions in the Shares of CBA Common Stock”

“Other Important Information Regarding the A-B Parties—Significant Past Transactions and Contracts”

(b) – (c) Significant corporate events; Negotiations or contacts.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the A-B Parties for the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“The Merger Agreement”

“Other Important Information Regarding the A-B Parties—Significant Past Transactions and Contracts”

Annex A—Agreement and Plan of Merger, dated as of November 11, 2019, by and among Anheuser-Busch Companies, LLC, Barrel Subsidiary, Inc., and Craft Brew Alliance, Inc.

(e) Agreements involving the subject company’s securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“The Merger Agreement”

“The Special Meeting—Vote Required”

“Other Important Information Regarding the Company—Certain Transactions in the Shares of CBA Common Stock”

“Other Important Information Regarding the A-B Parties—Significant Past Transactions and Contracts”

Annex A—Agreement and Plan of Merger, dated as of November 11, 2019, by and among Anheuser-Busch Companies, LLC, Barrel Subsidiary, Inc., and Craft Brew Alliance, Inc.

Item 6.                                 Purposes of the Transaction, and Plans or Proposals.

Regulation M-A Item 1006

(b) Use of securities acquired.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Payment of Merger Consideration”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Other Important Information Regarding the Company—Market Price of Common Stock and Dividends”

“Delisting and Deregistration of Common Stock”

“Other Important Information Regarding the A-B Parties—Significant Past Transactions and Contracts”

(c)(1) – (8) Plans.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the A-B Parties for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Effects of the Merger; Directors and Officers; Articles of Incorporation; Bylaws”

“The Merger Agreement—Treatment of Common Stock, Stock-Based Awards and Performance Awards”

“The Merger Agreement—Conduct of Our Business Pending the Merger”

“Other Important Information Regarding the Company—Market Price of Common Stock and Dividends”

“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

“Delisting and Deregistration of Common Stock”

Annex A—Agreement and Plan of Merger, dated as of November 11, 2019, by and among Anheuser-Busch Companies, LLC, Barrel Subsidiary, Inc., and Craft Brew Alliance, Inc.

Item 7.                                 Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a) Purposes.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the A-B Parties for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

(b) Alternatives.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the A-B Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the A-B Parties for the Merger”

“Special Factors—Opinion of Goldman Sachs & Co. LLC”

(c) Reasons.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the A-B Parties for the Merger”

“Special Factors—Opinion of Goldman Sachs & Co. LLC”

“Special Factors—Certain Effects of the Merger”

(d) Effects.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the A-B Parties for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Payment of Merger Consideration”

“The Merger Agreement—Effects of the Merger; Directors and Officers; Articles of Incorporation; Bylaws”

“The Merger Agreement—Treatment of Common Stock, Stock-Based Awards and Performance Awards”

“The Merger Agreement—Conduct of Our Business Pending the Merger”

“Other Important Information Regarding the Company—Market Price of Common Stock and Dividends”

“Delisting and Deregistration of Common Stock”

Annex A—Agreement and Plan of Merger, dated as of November 11, 2019, by and among Anheuser-Busch Companies, LLC, Barrel Subsidiary, Inc., and Craft Brew Alliance, Inc.

Item 8.                                 Fairness of the Transaction

Regulation M-A Item 1014

(a) – (b) Fairness; Factors considered in determining fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the A-B Parties as to the Fairness of the Merger”

“Special Factors—Opinion of Goldman Sachs & Co. LLC”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the A-B Parties for the Merger”

Annex B—Opinion of Goldman Sachs & Co. LLC

Preliminary Draft of Discussion Materials of Goldman Sachs & Co. LLC, dated October 29, 2019, and Discussion Materials of Goldman Sachs & Co. LLC, dated November 11, 2019, are attached hereto as Exhibit (c)(1) and are incorporated by reference herein.

(c) Approval of security holders.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Position of the A-B Parties as to the Fairness of the Merger”

“The Merger Agreement—Shareholders Meeting”

“The Merger Agreement—Conditions to the Merger”

“The Special Meeting—Vote Required”

“The Special Meeting—Voting”

Annex A—Agreement and Plan of Merger, dated as of November 11, 2019, by and among Anheuser-Busch Companies, LLC, Barrel Subsidiary, Inc., and Craft Brew Alliance, Inc.

(d) Unaffiliated representative.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the A-B Parties as to the Fairness of the Merger”

“Special Factors—Provisions for Unaffiliated Shareholders”

(e) Approval of directors.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the A-B Parties as to the Fairness of the Merger”

“Special Factors—Opinion of Goldman Sachs & Co. LLC”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

(f) Other offers.  Not applicable.

Item 9.                                 Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a) – (c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Opinion of Goldman Sachs & Co. LLC”

“Where You Can Find More Information”

Annex B—Opinion of Goldman Sachs & Co. LLC

Preliminary Draft of Discussion Materials of Goldman Sachs & Co. LLC, dated October 29, 2019, and Discussion Materials of Goldman Sachs & Co. LLC, dated November 11, 2019, are attached hereto as Exhibit (c)(1) and incorporated herein by reference.

Draft Select Public Information Discussion Materials of Lazard Fréres & Co. LLC, dated October 22, 2019, and Draft Select Public Information Discussion Materials of Lazard Fréres & Co. LLC, dated November 4, 2019, are attached hereto as Exhibit (c)(2) and incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of CBA during its regular business hours by any interested equity security holder of CBA or representative who has been so designated in writing.

Item 10.                          Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a) – (b) Source of funds; Conditions;.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Financing”

(c) Expenses.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Fees and Expenses”

“The Merger Agreement—Termination”

“The Merger Agreement—Company Termination Fee”

“The Merger Agreement—Parent Termination Fee”

“The Merger Agreement—Expenses”

(d) Borrowed funds.  Not applicable.

Item 11.                          Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) Securities ownership.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Other Important Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding the Company—Certain Transactions in the Shares of CBA Common Stock”

Item 12.                          The Solicitation or Recommendation

Regulation M-A Item 1012

(d) Intent to tender or vote in a going-private transaction.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Position of the A-B Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the A-B Parties for the Merger”

“Special Factors—Intent to Vote in Favor of the Merger”

“Special Factors—A-B’s Obligation to Vote in Favor of the Merger”

“The Merger Agreement—Parent Vote”

“The Special Meeting—Vote Required”

(e) Recommendation of others.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the A-B Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the A-B Parties for the Merger”

Item 13.                          Financial Information

Regulation M-A Item 1010

(a) Financial statements.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Unaudited Prospective Financial Information of CBA”

“Other Important Information Regarding the Company—Selected Historical Consolidated Financial Data”

“Other Important Information Regarding the Company—Book Value per Share”

“Where You Can Find More Information”

The audited financial statements set forth in Item 8 of Craft Brew Alliance, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and the financial statements set forth in Item 1 of Craft Brew Alliance, Inc.’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2019, June 30, 2019, and September 30, 2019 are attached hereto as Exhibits (a)(6) through (a)(9) and are incorporated herein by reference.

(b) Pro forma information.  Not applicable.

Item 14.                          Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) – (b) Solicitations or recommendations; Employees and corporate assets.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“The Special Meeting—Solicitation of Proxies; Payment of Solicitation Expenses”

Item 15.                          Additional Information

Regulation M-A Item 1011

(b) Golden Parachute Compensation.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger—What am I being asked to vote on at the special meeting?”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger—Golden Parachute Compensation”

“The Merger Agreement—Treatment of Common Stock, Stock-Based Awards and Performance Awards”

“The Special Meeting—Timing, Place and Purpose of the Special Meeting”

“Merger-Related Executive Compensation Arrangement (The Advisory (Nonbinding) Merger-Related Compensation Proposal—Proposal 3)”

(c) Other material information.  The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.                          Exhibits

Regulation M-A Item 1016

(a)(1) Definitive Proxy Statement of Craft Brew Alliance, Inc. (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed concurrently with the SEC).

(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3) Letter to Craft Brew Alliance, Inc. Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of Special Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release, dated November 11, 2019 (filed as Exhibit 99.1 to Craft Brew Alliance, Inc.’s Current Report on Form 8-K, filed November 12, 2019 and incorporated herein by reference).

(a)(6) Craft Brew Alliance, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed on March 6, 2019 (incorporated herein by reference).

(a)(7) Craft Brew Alliance, Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 2019 filed on May 8, 2019 (incorporated herein by reference).

(a)(8) Craft Brew Alliance, Inc.’s Quarterly Report on Form 10-Q for the period ended June 30, 2019 filed on August 7, 2019 (incorporated herein by reference).

(a)(9) Craft Brew Alliance, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 filed on November 12, 2019 (incorporated herein by reference).

(c)(1)* Preliminary Draft of Discussion Materials of Goldman Sachs & Co. LLC, dated October 29, 2019, and Discussion Materials of Goldman Sachs & Co. LLC, dated November 11, 2019.

(c)(2)* Draft Select Public Information Discussion Materials of Lazard Fréres & Co. LLC, dated October 22, 2019, and Draft Select Public Information Discussion Materials of Lazard Fréres & Co. LLC, dated November 4, 2019.

(c)(3)* Opinion of Goldman Sachs & Co. LLC, dated November 11, 2019 (incorporated herein by reference to Annex B of the Proxy Statement).

(d)(1) Agreement and Plan of Merger, dated as of November 11, 2019, by and among Anheuser-Busch Companies, LLC, Barrel Subsidiary, Inc., and Craft Brew Alliance, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Amended and Restated Exchange and Recapitalization Agreement, dated May 1, 2011, as amended, by and between Craft Brew Alliance, Inc. and Anheuser-Busch, LLC, as successor in interest to Anheuser-Busch, Inc. (incorporated herein by reference to Exhibits 10.22 and 10.23 to Craft Brew Alliance, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018).

(d)(3) Amended and Restated Master Distributor Agreement, dated May 1, 2011, as amended, by and between Craft Brew Alliance, Inc. and Anheuser-Busch, LLC, as successor in interest to Anheuser-Busch, Inc. (incorporated herein by reference to Exhibits 10.24, 10.25, 10.26 and 10.27 to Craft Brew Alliance, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018).

(d)(4) Contract Brewing Agreement, dated August 23, 2016, by and between Craft Brew Alliance, Inc. and A-B Commercial Strategies, LLC (incorporated herein by reference to Exhibit 10.28 to Craft Brew Alliance, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018).

(d)(5) Contract Brewing Agreement, dated January 30, 2018, as amended, by and between Craft Brew Alliance, Inc. and Anheuser-Busch Companies, LLC (incorporated herein by reference to Exhibit 10.29 to Craft Brew Alliance, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018).

(d)(6) International Distribution Agreement, dated August 23, 2016, by and between Craft Brew Alliance, Inc. and Anheuser-Busch Worldwide Investments, LLC (incorporated herein by reference to Exhibit 10.30 to Craft Brew Alliance, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018).

(d)(7) Registration Rights Agreement, dated July 1, 2004, by and between Craft Brew Alliance, Inc. and Anheuser-Busch, LLC, as successor in interest to Anheuser-Busch, Inc. (incorporated herein by reference to Exhibit 10.31 to Craft Brew Alliance, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018).

(f) Chapter 23B.13 of the Washington Business Corporation Act (incorporated herein by reference to Annex C of the Proxy Statement).

(g) None.

* These exhibits were previously filed with the SC 13E-3 that was filed on December 20, 2019.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 21, 2020.

CRAFT BREW ALLIANCE, INC.

	By:	/s/ Andrew J. Thomas
		Name:	Andrew J. Thomas
		Title:	Chief Executive Officer

ANHEUSER-BUSCH COMPANIES, LLC

	By:	/s/ Thomas Larson
		Name:	Thomas Larson
		Title:	Secretary

BARREL SUBSIDIARY, INC.

	By:	/s/ Thomas Larson
		Name:	Thomas Larson
		Title:	Secretary